

Mail Stop 3561

November 17, 2015

Peter B. Delaney
President and Chief Executive Officer
Enable Midstream Partners, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

      Re: **Enable Midstream Partners, LP**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 18, 2015
              File No. 001-36413

Dear Mr. Delaney:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Jennifer Thompson

                         Jennifer Thompson
                         Accounting Branch Chief
                         Office of Consumer Products

cc: Gerry Spedale, Esq.